January 9, 2017

VIA EDGAR AND HAND DELIVERY

Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Everett SpinCo, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 7, 2016
File No. 333-214393
Amendment No. 1 to Registration Statement on Form 10
Filed December 7, 2016
File No. 000-55712

Dear Ms. Mills-Apenteng:

On behalf of Everett SpinCo, Inc. (the “Company”), this letter responds to your letter, dated December 22, 2016 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on December 7, 2016 (the “S-4”) and the above-referenced Amendment No. 1 to its Registration Statement on Form 10 filed on December 7, 2016 (the “Initial Form 10”). Each comment is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) appearing in bold type.

In connection with the Staff’s ongoing review, on December 29, 2016, the Company withdrew the Initial Form 10 to prevent it from becoming automatically effective on January 1, 2017. The Company intends to file a new Registration Statement on Form 10 (the “Replacement Form 10”) with the Securities and Exchange Commission. The Company will include the changes below in the revised proxy statement/prospectus-information statement included in Amendment No. 2 to the S-4 and the Replacement Form 10.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 165

1.	Tell us what consideration you gave to presenting a pro forma statement of operations including the combined results of CSC, Everett and Xchanging in order to illustrate the possible change in CSC’s results of operations as a result of the acquisition. We refer you to Article 11 of Regulation S-X.

Response: For purposes of providing pro forma financial statements pursuant to Article 11 of Regulation S-X, CSC considered the form instructions, specifically Item 5 to the Form S-4 and Item 13 to the Form 10 and the requirements of Rule 3-05 of Regulation S-X (“Rule 3-05”).

During its fiscal 2017, CSC acquired Xchanging on May 5, 2016 and Aspediens on July 5, 2016. Xchanging was acquired subsequent to CSC’s April 1, 2016 fiscal year end, but prior to the filing of its fiscal 2016 Form 10-K on June 15, 2016. The Xchanging acquisition was tested for significance using the guidance in Rule 1-02(w) of Regulation S-X (“Rule 1-02(w)”), and CSC determined that it was insignificant for purposes of Rule 3-05. Since the financial statements of CSC for the year ended April 1, 2016 (“fiscal 2016”) were not yet available, as permitted by Sections 2025.2 and 2025.3 of the Division of Corporation Finance’s Financial Reporting Manual, the significance tests of Xchanging were conducted using the pro-forma financial statements for the fiscal year ended April 3, 2015 which were filed on Form 8-K on December 3, 2015.

CSC also performed the significance tests under Rule 1-02(w) for the acquisition of Aspediens and determined that it was insignificant for purposes of Rule 3-05. At the date of the Aspediens acquisition, the financial statements for the fiscal year ended April 1, 2016 had been filed in CSC’s Form 10-K; therefore, the fiscal 2016 financial statements were utilized to calculate the significance tests of Aspediens.

Although the acquisitions of Xchanging and Aspediens were each considered individually insignificant, CSC separately measured the aggregate significance of the individually insignificant acquisitions completed during its fiscal 2017, as required by Rule 3-05(b)(2)(i) and as described in Section 2035.4 of the Division of Corporate Finance’s Financial Reporting Manual. CSC performed these aggregated significance tests utilizing its filed fiscal 2016 financial statements. Both the absolute value and the average for the last five years of CSC’s income/loss before taxes, extraordinary items and cumulative effect of a change in accounting principle was substantially lower for fiscal 2016 than for fiscal 2015. As a result, the aggregated results indicated that the acquisitions exceeded the income significance test and, as such, the financial statements of Xchanging were required to be included in the pro forma statements of operations to cover at least the substantial majority of the aggregated

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

businesses. Accordingly, Everett and CSC concluded it was necessary to present pro forma statements of operations including the combined results of CSC, Xchanging and Everett in order to comply with the requirements of Rule 3-05.

In Amendment No. 2 to the S-4 and the Replacement Form 10, the Company will update the introduction to the unaudited pro forma condensed combined financial information prepared in accordance with Article 11 to more clearly describe the reason Xchanging has been included in the presentation of the pro forma condensed combined statements of operations as follows:

“During fiscal 2017, CSC acquired Xchanging and Aspediens and has consolidated their results with CSC’s reported results since their respective acquisition dates. Although the acquisitions of Xchanging and Aspediens were each considered individually insignificant, on an aggregate basis they are considered significant. In order to provide the reader with comparable information for the prior fiscal year and the portion of the current interim period prior to the acquisition and in accordance with SEC regulations, Everett and CSC concluded pro forma financial information of Xchanging was required to be included in the unaudited pro forma condensed combined financial statements contained herein because Xchanging’s financial information represents the substantial majority of the businesses acquired during CSC’s fiscal 2017.”

Non-GAAP Measures, page 189

2.	We note your response to prior comment 19. Please further expand your disclosure to clearly describe the usefulness of this measure and the associated limitations that a consolidated segment adjusted operating income would have in assessing performance. In addition, describe the differences between the consolidated segment adjusted operating income and the consolidated segment operating income as reported in your footnote.

Response: In response to the Staff’s comment, the Company will revise its disclosure in Amendment No. 2 to the S-4 and the Replacement Form 10 to expand the reasons CSC management believes consolidated segment adjusted operating income provides useful supplemental information to investors and management, the differences between consolidated segment operating income and consolidated segment adjusted operating income, and the limitations of such measures in assessing performance. The page references in our responses are to the revised proxy statement/prospectus-information statement included in Amendment No. 1 to the Form 10 previously filed with the SEC.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

The Company will revise the Non-GAAP Measures section in Form 10 on pages 189 through the first portion of page 193 as shown below. The remaining pages in the non-GAAP measures section will remain unchanged.

CSC (“we”, “our” or “the Company”) presents non-GAAP financial measures of performance which are derived from the condensed consolidated financial information of CSC and condensed combined financial information of Everett. This proxy statement/prospectus-information statement and the documents incorporated by reference herein, contain financial measures that are not calculated in accordance with GAAP and which are derived from the condensed consolidated financial information of CSC and the condensed combined financial information of Everett. These non-GAAP financial measures include consolidated segment operating income; consolidated segment adjusted operating income; adjusted earnings before interest, taxes, and depreciation and amortization (“Adjusted EBITDA”); non-GAAP income from continuing operations before taxes; non-GAAP net income from continuing operations and non-GAAP earnings per share (“EPS”) from continuing operations.

We present these non-GAAP financial measures to provide investors with meaningful supplemental financial information, in addition to the financial information presented on a GAAP or pro forma basis. Non-GAAP financial measures exclude certain items from GAAP or pro forma results which CSC management believes are not indicative of core operating performance. CSC management believes these non-GAAP measures allow investors to better understand the financial performance of the Company exclusive of the impacts of corporate wide strategic decisions. We believe that adjusting for these items provides investors with additional measures to evaluate the financial performance of our core business operations on a comparable basis from period to period. CSC management believes the non-GAAP measures provided are also considered important measures by financial analysts covering CSC as equity research analysts continue to publish estimates and research notes based on our Non-GAAP commentary, including our guidance around Non-GAAP EPS.

Consolidated segment operating income is defined as revenue less cost of services, associated depreciation and amortization expense and segment SG&A expense. Consolidated segment operating income excludes pension and OPEB actuarial and settlement gains (losses), separation costs, debt extinguishment costs and corporate G&A, which is largely associated with centrally managed overhead and shared-services functions which are not controlled by segment level leadership nor directly related to our core segment business operations. Consolidated segment adjusted operating

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

income further excludes the impacts of corporate wide strategic decisions, such as segment related restructuring and other transaction costs, to help investors evaluate our core business operations on a comparable basis from period to period.

There are limitations to the use of the non-GAAP financial measures presented in this report. One of the limitations is that they do not reflect complete financial results. We compensate for this limitation by providing a reconciliation between our non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP or on a pro forma basis. Additionally, other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes between companies. Consolidated segment operating income and consolidated segment adjusted operating income are useful measures in evaluating the financial performance of our core segment business operations on a more comparable basis year-over-year. However, these measures could limit one’s ability to assess the financial performance of the Company by excluding corporate G&A and certain other items. To compensate for this limitation, the Company provides a reconciliation between these measure and Income (loss) from continuing operations, which is the most directly comparable financial measure calculated and presented in accordance with GAAP or on a pro forma basis.

The following is a summary of the items excluded from the most comparable GAAP or pro forma financial measures to calculate our non-GAAP financial measures:

•	Certain overhead costs—Reflects costs related to (1) CSC’s separation of NPS which were historically allocated to NPS but not included in discontinued operations due to accounting rules and (2) certain HPE costs allocated to Everett. These costs are expected to be largely eliminated on a prospective basis.

•	U.S. Pension and other post-retirement benefits (OPEB)—Reflects the impact of certain U.S. pension and OPEB plans historically included in CSC’s financial results that have been transferred to CSRA as part of the CSRA Separation.

•

Separation, restructuring, and other transaction costs—Includes costs related to (1) Separation costs allocated to Everett arising from the separation of Everett’s Parent, HPE, from HP Inc., formerly Hewlett-Packard Company, (2) CSRA separation from CSC, (3) certain CSC and Everett restructuring charges related to workforce optimization and real

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

estate charges, (4) Merger related costs incurred by CSC and Everett, and (5) acquisition and related intangible asset amortization expense recognized by CSC, Xchanging, and Everett.

•	Pension and OPEB actuarial and settlement gains (losses)—Due to mark-to-market accounting and settlements incurred by CSC, Xchanging and Everett.

•	SEC settlement-related items—Reflects CSC costs associated with certain SEC charges and settlements.

•	Debt extinguishment costs—Related to CSC’s early redemption of certain notes.

•	Impairment charges—Reflects (1) impairment of data center assets related to Everett’s exit from several data centers and (2) goodwill and intangible asset impairment charge incurred by Xchanging.

•	Stock-based compensation—Represents the stock-based compensation expense recognized by CSC, Xchanging and Everett.

•	Provision for losses on accounts receivable—Represents the amount of uncollectible accounts receivable expense incurred by CSC and Everett.

•	Foreign currency loss (gain)—Represents the gain/loss related to CSC’s hedging transactions and intercompany accounts.

•	Aggregate adjustment for income taxes - The aggregate adjustment for income taxes is the estimated combined income tax effect for the adjustments mentioned above, adoption of a new accounting standard in fiscal 2016 changing excess tax benefits on stock-based compensation to be recorded as a reduction to income tax expense and the release of tax valuation allowances in certain jurisdictions. The tax effects of adjustments to CSC’s historical results are determined based on the tax jurisdictions where the above items were incurred, whereas the tax effects of adjustments to Everett’s historical results and of related pro forma adjustments are determined based on a global blended statutory rate.

The Separation and Distribution Agreement provides for cost structure protection of activities identified as “Horizontal Cost Activities”, which are further described on page 117 of this proxy statement/prospectus-information statement. The accompanying pro forma combined non-GAAP financial measures currently do not reflect any adjustment for a reduction in Horizontal Cost Activities from approximately $1.6 billion to the agreed Distribution date target of $1.2 billion. The reduction in horizontal cost activities is not included within the previously announced anticipated first-year synergies of

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

approximately $1.0 billion post-close, with a run rate of $1.5 billion by the end of year one.

The following tables present certain non-GAAP financial measures on a historical and pro forma basis and do not reflect the realization of anticipated revenue and cost synergies relating to the Merger:

	Historical Six Months Ended		Adjustments(3)	Pro Forma Combined
(in millions, except per share amounts)	CSC September 30, 2016(1)	Everett July 31, 2016
Consolidated segment adjusted operating income	$304	$456	$17	$777
Adjusted EBITDA	$473	$1,264	$(103)	$1,634
Non-GAAP income from continuing operations before taxes	$193	$371	$(14)	$550
Non-GAAP diluted EPS from continuing operations	$1.14			$1.43

	Historical Twelve Months Ended		Adjustments(3)	Pro Forma Combined
(in millions, except per share amounts)	CSC April 1, 2016(2)	Everett April 30, 2016
Consolidated segment adjusted operating income	$632	$742	$135	$1,509
Adjusted EBITDA	$1,119	$2,364	$(53)	$3,430
Non-GAAP income from continuing operations before taxes	$425	$592	$56	$1,073
Non-GAAP diluted EPS from continuing operations	$2.56			$2.71

(1) CSC results only include results of the Xchanging acquisition from the May 5, 2016 acquisition date through September 30, 2016.

(2) CSC results only include the post-acquisition results from the date of each acquisition through April 1, 2016 for the following acquisitions: (a) Xchanging (May 5, 2016), (b) UXC (March 1, 2016), (c) Fruition (September 21, 2015) and (d) Fixnetix (September 25, 2015).

(3) See Unaudited Pro Forma Condensed Combined Financial Statements for the adjustments made to prepare the pro forma statement of operations.

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

Reconciliation of Non-GAAP Measures

The tables below present a reconciliation between non-GAAP income (loss) from continuing operations, before taxes and non-GAAP net income (loss) from continuing operations and the most directly comparable financial measures calculated and presented in accordance with GAAP or on a pro forma basis which is net income (loss) from continuing operations. The tables below also reconcile non-GAAP EPS from continuing operations to the most directly comparable financial measures calculated and presented in accordance with GAAP or on a pro forma basis which is EPS from continuing operations:

	Historical Six Months Ended
	CSC September 30, 2016 (1)	Everett July 31, 2016	Adjustments (3)	Pro Forma Combined

Net loss from continuing operations	$(6)	$(311)	$(93)	$(410)
Net income attributable to noncontrolling interest, net of tax	7	2	2	11

Income (loss) from continuing operations	1	(309)	(91)	(399)
Certain overhead costs	—	88	—	88
U.S. Pension and OPEB	—	—	—	—
Separation, restructuring & other transaction costs	230	685	(108)	807
Pension & OPEB actuarial & settlement losses	—	—	198	198
SEC settlement related items	—	—	—	—
Debt extinguishment costs	—	—	—	—
Impairment charges	—	—	—	—
Aggregate adjustment for income taxes	(61)	(204)	(9)	(274)

Non-GAAP net income (loss) from continuing operations	170	260	(10)	420
Income tax expense (benefit) (4)	23	111	(4)	130

Non-GAAP income (loss) from continuing operations before taxes	$193	$371	$(14)	$550

Basic EPS from continuing operations	$(0.04)			$(1.45)
Total adjustements to non-GAAP income from continuing operations	1.21			2.90

Non-GAAP basic EPS from continuing operations	$1.17			$1.45

Diluted EPS from continuing operations	$(0.04)			$(1.45)
Total adjustements to non-GAAP income from continuing operations	1.18			2.88

Non-GAAP diluted EPS from continuing operations	$1.14			$1.43

Weighted average common shares:
Basic	139.76			282.19
Diluted	143.14			286.99

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

	Historical Twelve Months Ended
	CSC April 1, 2016 (2)	Everett April 30, 2016	Adjustments (3)	Pro Forma Combined

Net income (loss) from continuing operations	$71	$(1,707)	$(222)	$(1,858)
Net income attributable to noncontrolling interest, net of tax	1	5	24	30

Income (loss) from continuing operations	72	(1,702)	(198)	(1,828)
Certain overhead costs	88	118	—	206
U.S. Pension and OPEB	(38)	—	—	(38)
Separation, restructuring & other transaction costs	161	1,285	(21)	1,425
Pension & OPEB actuarial & settlement losses	99	233	194	526
SEC settlement related items	5	—	—	5
Debt extinguishment costs	100	—	—	100
Impairment charges	—	136	107	243
Aggregate adjustment for income taxes	(124)	344	(43)	177

Non-GAAP net income from continuing operations	363	414	39	816
Income tax expense (4)	62	178	17	257

Non-GAAP income from continuing operations before taxes	$425	$592	$56	$1,073

Basic EPS from continuing operations	$0.51			$(6.58)
Total adjustements to non-GAAP income from continuing operations	2.11			9.37

Non-GAAP basic EPS from continuing operations	$2.62			$2.79

Diluted EPS from continuing operations	$0.50			$(6.58)
Total adjustements to non-GAAP income from continuing operations	2.06			9.29

Non-GAAP diluted EPS from continuing operations	$2.56			$2.71

Weighted average common shares:
Basic	138.28			282.19
Diluted	141.33			290.04

(1)	CSC results only include results of the Xchanging acquisition from the May 5, 2016 acquisition date through September 30, 2016.
(2)	CSC results only include the post-acquisition results from the date of each acquisition through September 30, 2016 for the following acquisitions: (a) Xchanging (May 5, 2016), (b) UXC (March 1, 2016), (c) Fruition (September 21, 2015) and (d) Fixnetix (September 25, 2015).
(3)	See Unaudited Pro Forma Condensed Combined Financial Statements for the adjustments made to prepare the pro forma statement of operations.
(4)	Income tax benefit (expense) for Everett and Adjustments within Non-GAAP income (loss) from continuing operations for the six months ended July 31, 2016 and twelve months ended April 30, 2016 has been adjusted to reflect a normalized tax rate of 30%.

The tables below present a reconciliation between consolidated segment operating income (loss) and consolidated segment adjusted operating income (loss) and the most directly comparable financial measure calculated and presented in accordance with GAAP or on a pro forma basis which is income (loss) from continuing operations, before taxes:

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

January 9, 2017

	Historical Six Months Ended
	CSC September 30, 2016	Everett July 31, 2016	Adjustments	Pro Forma Combined
Income (loss) from continuing operations	$1	$(309)	$(91)	$(399)
Income tax benefit	(38)	(93)	(13)	(144)

Loss from continuing operations, before taxes	(37)	(402)	(104)	(543)
Other expense, net	5	9	—	14
Interest income	(18)	(23)	—	(41)
Interest expense	54	99	31	184
Separation costs	—	123	(70)	53
Pension and OPEB actuarial and settlement losses	—	—	198	198
Corporate G&A	146	—	—	146

Consolidated segment operating income (loss)	150	(194)	55	11
Certain overhead costs	—	88	—	88
Restructuring & other transaction costs	154	562	(38)	678

Consolidated segment adjusted operating income	$304	$456	$17	$777

	Historical Twelve Months Ended
	CSC April 1, 2016	Everett April 30, 2016	Adjustments	Pro Forma Combined
Income (loss) from continuing operations	$72	$(1,702)	$(198)	$(1,828)
Income tax (benefit) expense	(62)	522	(26)	434

Income (loss) from continuing operations, before taxes	10	(1,180)	(224)	(1,394)
Other expense (income), net	(9)	2	(4)	(11)
Interest income	(38)	(36)	(1)	(75)
Interest expense	123	184	84	391
Separation costs	19	270	—	289
Pension and OPEB actuarial and settlement losses	99	233	194	526
Debt extinguishment costs	95	—	—	95
Corporate G&A	216	—	—	216

Consolidated segment operating income (loss)	515	(527)	49	37
Certain overhead costs	48	118	—	166
U.S. Pension and OPEB	(38)	—	—	(38)
Restructuring & other transaction costs	107	1,015	(21)	1,101
Impairment charges	—	136	107	243

Consolidated segment adjusted operating income	$632	$742	$135	$1,509

*        *        *

If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034.

Very truly yours,

/s/ Andrew L. Fabens

Andrew L. Fabens

cc:	Gabriel Eckstein, Securities and Exchange Commission
Barbara C. Jacobs, Securities and Exchange Commission
Stephen Krikorian, Securities and Exchange Commission
Laura Veator, Securities and Exchange Commission
Rishi Varma, Everett SpinCo, Inc.
A. Peter Harwich, Allen & Overy LLP